FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  October 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	News Release dated October 8, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	October 8, 2007	By:	/s/ Jyotin Mehta
			Name:	Jyotin Mehta
			Title:	General Manager & Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release	October 8, 2007
For Immediate Publication

ICICI Bank receives branch licenses

ICICI Bank has received Reserve Bank of India’s approval for establishing new branches and additional off-site ATMs broadly in line with its application to Reserve Bank of India.

About ICICI Bank: ICICI Bank (NYSE:IBN) is India's largest bank by market capitalisation with over 50 years presence in financial services and assets of Rs. 3,569.32 billion as on June 30, 2007. The Bank offers a wide range of banking products and financial services to corporate and retail customers through a variety of delivery channels and through its specialised subsidiaries in the areas of life and non-life insurance, investment banking, private equity and asset management. ICICI Bank is a leading player in the retail banking market and services its large customer base through a network of over 950 branches and extension counters, about 3,600 ATMs, call centres and internet banking (www.icicibank.com) to ensure that customers have access to its services at all times.

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, the adequacy or sufficiency of the number of branches or ATMs as approved, successfully establishing such branches or ATMs in a timely or cost efficient manner or the geographic reach of such branches or ATMs. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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For Press Queries:
ICICI Bank: Charudatta Deshpande
Head - Corporate Communications,
Tel: 022-26538208
Fax: 022 -26531116
e-mail: charudatta.deshpande@icicibank.com